October 24, 2011	News Release 11-23

SILVER STANDARD PIRQUITAS BALL MILL
AND SALES CONTRACT UPDATE

VANCOUVER, B.C. – Silver Standard Resources Inc. (“Silver Standard”) (NASDAQ: SSRI, TSX: SSO) announced an update on the status of production at the Pirquitas mine in Jujuy province, Argentina.

The Pirquitas ball mill was shut down September 24, 2011, due to the condition of the ball mill gearbox and repairs on the unit were completed on October 10, 2011. The gearbox was tested under load and initially operated the ball mill; however continuous condition monitoring indicated it was functioning outside acceptable parameters.

To improve ball mill reliability, the decision was subsequently made to rebuild the gearbox with all new internal parts recently received from Siemens AG. This work is on-going and is scheduled to be complete mid-November. A separate new spare gearbox is now scheduled for delivery in January 2012 and will provide added reliability and redundancy.

Silver concentrate sales have resumed on a spot basis. Spot silver concentrate sales are expected to continue through the second quarter of 2012 until long-term contracts are finalized. Several potential silver concentrate buyers, including smelters, have expressed interest and are analyzing samples. Long-term silver concentrate negotiations are expected to conclude second quarter 2012, in-line with seasonal renegotiation talks. Zinc concentrate sales have continued as projected.

For further information contact:

Ian Chadsey
Director, Investor Relations
N.A. toll-free: (888) 338-0046
Telephone: (604) 484-8216
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Investor Relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein.

Cautionary Statements on Forward Looking Information: All statements in this news release other than statements of historical fact, relating to the future financial or operational performance of Silver Standard including estimates of the timing and amount of future production, costs of production, timing of sales contracts, are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward looking information within Canadian securities laws (collectively “forward looking statements”). The words “will”, “plans”, “expects”, “estimates”, “guidance”, “targets”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain events, or results “may”, “could”, “might”, or “will be taken” identify forward looking statements. Forward looking statements are statements that are not historical facts and are based on estimates and assumptions that, while considered reasonable by Silver Standard at the date of such statements, are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward looking statements. Such risks and uncertainties include, but are not limited to Silver Standard’s ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; changes in prices for the company’s mineral products or increases in input costs; uncertainty of production and cost estimates for the Pirquitas Mine; risks and uncertainties associated with new mining operations including start-up delays and operational issues; risks relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which Silver Standard may carry on business; technological and operational difficulties or the delay, non-compliance or inability to obtain permits encountered in connection with mining, exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the company’s most recent Form 20-F, and in the Management Discussion and Analysis under the heading “Risks and Uncertainties” and in other filings with the Securities and Exchange Commission and Canadian regulatory authorities. Silver Standard does not intend, and does not assume any obligation, to update any forward looking statements, other than as required by applicable law. (Source: Silver Standard Resources Inc.)